FORM 5 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b) Form 3 Holdings Reported Form 4 Transactions Reported.	U.S. Securities and Exchange Commission Washington, DC 20549 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding company Act of 1935 or Section 30(f) of the Investment company act of 1940
1.Name and Address of Reporting Person* Perelman Marsha Reines	2.Issuer Name and Ticker or Trading Symbol Penn Virginia Corporation (PVA)				6.Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) One Cherry Lane	3.IRS or Social Security Number of Reporting Person (Voluntary) ###-##-####	4.Statement for Month/Year 12/00			__X___ Director _____ Officer (give title)		_____ 10% Owner _____ Other (Specify)
(Street) Wynnewood, PA 19096	5.If Amendment, Date of Original (Month/Year)				7.Individual or Joint/Group Filing (Check applicable line) X Form filed by one Reporting Person Form filed by more than one Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Transaction Date	3.Transaction Codec- (Instr. 8)	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Benefi-cially Owned at End of Month (Instr. 3 and 4)	6.Ownership Form: Direct (D) Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or(D)	Price
Common Stock $6.25 par value	6/16/00	A	84	A	a		D
Common Stock $6.25 par value	7/25/00	A	131	A	b		D
Common Stock $6.25 par value	9/1/00	A	107	A	$23.19		D
Common Stock $6.25 par value	11/2/00	A	206	A	c		D
Common Stock $6.25 par value	12/6/00	A	37	A	$26.94	17,015	D

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 5 (continued)
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (M/D/Y)	4. Transaction code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or disposed of (D) (Instr. 3,4,5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr. 3,4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Insr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of shares

Explanation of Responses:
(a) Includes 45 shares at $22.3125 and 39 shares at $25.25.
(b) Includes 46 shares at $21.50, 44 shares at 22.50 and 41 shares at 24.4375.
(c) Includes 15 shares at 26.00 and 91 shares at 27.44.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Marsha Reines Perelman	February 14, 2001
** Signature of Reporting Person	Date
By: ________________________________________ Nancy M. Snyder General Counsel and Corporate Secretary Authorized Signer